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SCHEDULE G


                         FEE SCHEDULE - SEI TAX EXEMPT TRUST

                           PENNSYLVANIA TAX FREE PORTFOLIO

                                   OCTOBER 29, 1993


The Manager will be paid a fee which is calculated daily and paid monthly at an annual rate of .36% of the Portfolio's average daily net assets.